Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following is a transcript of a webcast held by TechTarget, Inc. on May 9, 2024. The speakers are identified therein.

05 - 09 - 2024

TechTarget, Inc.

First Quarter 2024 Financial Results Conference Call and Webcast

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

TOTAL PAGES: 12

CORPORATE SPEAKERS:

Charles Rennick

TechTarget, Inc.; Vice President, General Counsel and Corporate Secretary

Greg Strakosch

TechTarget, Inc.; Executive Chairman

Michael Cotoia

TechTarget, Inc.; Chief Executive Officer

PARTICIPANTS:

Miles Jakubiak

KeyBanc; Analyst

Bhavin Shah

Deutsche Bank; Analyst

Joshua Reilly

Needham; Analyst

Bruce Goldfarb

Lake Street Capital Markets; Analyst

PRESENTATION:

Operator^ Good afternoon. Thank you for attending the TechTarget reports first quarter 2024 conference call and webcast. (Operator Instructions) My name is Cameron and I will be your moderator for today. All lines will be muted during the [INDISCERNABLE] portion of the call, with an opportunity for questions and answers at the end.

And I would now like to pass the conference over to your host, Charles Rennick with the General Counsel.

You may proceed.

Charles Rennick^ Thank you, Cameron. And good afternoon, everyone.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

The speakers joining us here today are Greg Strakosch, our Executive Chairman; Mike Cotoia, our Chief Executive Officer; and Dan Noreck, our Chief Financial Officer.

Before turning the call over to Greg, we would like to remind everyone on the call of our earnings release process.

As previously announced, in order to provide you with an update on our business in advance of the call, we have posted our shareholder letter on the Investor Relations section of our website and furnished it on an 8-K.

You can also find these materials with the SEC, free of charge, at SEC’s website at www.sec.gov.

The corresponding webcast, as well as a replay of this conference call, will be made available on the Investor Relations section of our website.

Following Greg’s introductory remarks, the management team will be available to answer questions. Any statements made today by TechTarget that are not factual, including during the Q&A, may be considered forward-looking statements.

These forward-looking statements, which are subject to risks and uncertainties, are based on assumptions and are not guarantees of our future performance. Actual results may differ materially from our forecast and from these forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties including those discussed in the risk factors section of our most recent periodic reports on Forms 10-Q and 10-K.

These statements speak only as of the date of this call, and TechTarget undertakes no obligation to revise or update any forward-looking statements in order to reflect events that may arise after this conference call except as required by law.

Finally, we may also refer to certain financial measures not prepared in accordance with GAAP.

A reconciliation of certain of these non-GAAP financial measures to the most comparable GAAP measures, to the extent available without unreasonable efforts, accompanies our shareholder letter.

And with that, I’ll turn the call over to Greg.

Greg Strakosch^ Great. Thank you, Charlie.

On January 10th, we entered into a definitive agreement with Informa to combine TechTarget with Informa Tech’s digital business. The combined company will have increased scale with over 8,000 customers in over 20 countries, first-party purchase intent data from over 220 leading digital brands, and a permission audience of over 50 million people. The combination increases our TAM by 10x as we will enter 18 new vertical markets with the unique end-to-end solution across our clients’ go-to-market.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

We’ve been pleased with the progress we have made over the past four months, and we are on track to have this transaction closed during the second half of 2024. The combination creates a company with a strong financial profile.

We expect 2024 pro forma revenues to be over $500 million. Within five years, we expect revenue to grow to over $1 billion and with at least 35% EBITDA margins.

We structured the deal so our shareholders will get some immediate benefit by paying out $11.79 per share in cash and long-term benefit by providing the opportunity for shareholders to participate in a long-term value creation through a 43% stake going forward.

In regards to our first quarter, we are pleased to report revenues above consensus, and we believe our investments and product offerings are and will continue to pay off.

We are forecasting Q2 revenues to be in the range of $57 million to $59 million, which represents a 12% sequential increase from Q1 and roughly flat year-over-year.

We see that as support for a stabilized business with some signs of a return to normal seasonality. This reflects the macro technology environment, in which customers remain cautious regarding the sales and marketing investment levels.

We expect this dynamic to continue throughout 2024 because of uncertainty surrounding inflation, interest rates, the presidential election, and geopolitical issues.

We expect a better macro environment in 2025 and 2026, which is good timing as the combined company will have additional scale to take advantage of the recovery.

I will now open the call to questions.

QUESTION & ANSWER:

Operator^ Perfect. We will now begin the question and answer session. If you would like to ask a question, please press star followed by one on your telephone keypad. If, for any reason, you would like to remove that question, please press start followed by 2. Again, to ask a question, please press star one. And, as a reminder, if you are using a speakerphone, please remember to pick up your handset before asking a question. And we will pause here briefly as questions are registered. And the first question is from the line of Justin Patterson with KeyBanc.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

Miles Jakubiak^ This is Miles Jakubiak on for Justin. Just to start, I would love to get an update on what you’re seeing with the macro environment. You touched on it a little bit with kind of the transition from R&D spend to S&M spend, but maybe just touch on, you know, any updates you’re seeing there and any change to visibility.

Michael Cotoia^ Great. Thanks, Miles.

In terms of the macro, nothing has really changed over the last several quarters.

We still see the enterprise technology market being – you know, facing some headwinds with high interest rates, inflation, as we mentioned in the shareholder, a lot of international tensions and we have an upcoming presidential election.

But I’d say we’ve been in business- we’re going to be celebrating our 25th anniversary this year being in business and we’ve managed through several pullbacks. And, you know, our playbook is pretty simple.

We leverage our strong balance sheet to take an opportunity to invest in the right areas around product evolution, functionality, audience, and content to make sure that we continue to be the leader when it comes enterprise B2B marketing and sales services for our customers.

So even though there’s no real catalyst, we feel that the investments that we’re making are paying off.

We’ve done a lot of stuff on our product front, in terms of leveraging some of our AI functionality and capabilities.

You know, it’s our first full quarter. Customers have been able to leverage our IntentMail.AI, which we’ve seen a great retention, increase in usage from sales users that are in our platform that are leveraging our prospect-level intelligence for e-mail outreach and automation, again based on our prospect-level intelligence, and we combine it with our customers’ most recent, and most relevant product marketing positioning.

So we’re seeing healthy adoption on that, retention, competitive usage, repetitive usage. And our roadmap on that is going to continue to expand the future to work with multi-email sequences and integrations into sales engagement platforms.

So, continuing around the platform and making sure we’re making the right investments.

As we mentioned in the shareholder letter and in Greg’s opening, you know, 2024 doesn’t present a lot of catalysts in terms of high interest rates, and as I mentioned, the high inflation.

But we know a couple of things to be true: that the tech market will return, interest rates will low[er], and there’ll be a recovery.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

So making sure we’re making the right investments today to capture that recovery. And as you can see in our Q1 results and our Q2 forecast, we feel we’re doing the right things to navigate through this challenging macro.

Miles Jakubiak^ That’s helpful- thank you. And then maybe just building off that last point about investments in the product.

It seems like there’s some upcoming improvements to Priority Engine and maybe a little bit more focus on the direct integration side.

So just would love to hear about how you think about current product priorities as you kind of invest through the cycle.

Michael Cotoia^ Yes, great.

As I mentioned, IntentMail, this is our generative AI offering, is one full quarter into use.

We’ve had a big focus on integrations, integrations in our customers’ CRM, marketing automation platforms.

But over the last six to nine months and beyond, we’ve really made a concentrated effort of integrating our Priority Engine information and data into other technology platforms.

We’ve reallocated and invested in internal resources to help support customers who want to integrate Priority Engine data into existing workflows within other platforms.

We have announced some partnerships, and we’re going to continue to announce some strategic partnerships throughout Q2, Q3, and Q4. And we’re working with partners that have a — that we are focused on a share — like a critical mass of joint customers. And our customers are looking to get the benefits from TechTarget’s first party data, being leveraged with our partners’ existing platforms.

So we’re seeing some good success on that and it’s a big focus for us, and we’re pleased with where we are with this and we’re pleased with the roadmap.

Miles Jakubiak^ Thanks, Mike. Appreciate it.

Operator^ The next question is from the line of Bhavin Shah with Deutsche Bank. You may proceed.

Bhavin Shah^ Great- thanks for taking my question. Just kind of on that last point in terms of product improvements just on IntentMail and Priority Engine, when do we think about that kind of helping translate over to kind of improvement in the long-term revenue as that kind of continues to lag overall total revenue growth?

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

Michael Cotoia^ Yeah – that’s a great question, Bhavin.

So the investments we’re making now and again, IntentMail being one of them, and I’ll get into some of roadmap around Priority Engine, which will help support the question you just asked – it’s really important for us on two fronts: getting our customers to continue to use and be engaged in the platform, as well as the integration stories. And those are big investments that we’ve talked about, and we’re making some really – when we look at it some good progress against both of those areas.

So on the IntentMail, that’s – that’s one version of our personal assist product family.

There’s other avenues that we’re looking to do.

In terms of expanding those features to work with, as I mentioned, multi-email sequences and integrations with sales engagement platforms.

So things like SalesLoft and Outreach.

and organizations like that, that want to have access to prospect-level intelligence as part of their SDR or BDR cadence of outreaching to customers.

So again integrations, personalized data, prospect level data, creates stickiness, and more engagement and more usage.

On the integration strategy, I’ll explain what we’re doing on that end. And in terms of the Priority Engine roadmap, we have a very large initiative that we’re evolving the platform to incorporate other TechTarget offerings into a more — into a common user experience.

So that will be driven by a unified visualization of program impact, action intent-based insights to support program decision-making, and the ability to identify and take action with active buying teams.

So if you look at this, it’s more about getting the end-to-end solution offerings from content to demand to brand, all inside a unified platform so customers can have access and insight and visibility into the updated visualization of how the overall programs are doing versus being siloed into an intent offering only.

So that – you know, those are the investments that we’re making.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

We’re seeing good traction on that, and you’ll be seeing some announcements at the end of the second half of 2024 about the roadmap and the overall Priority Engine platform and capability strategy.

Bhavin Shah^ Got it, that’s helpful there. And just one follow-up, a little bit more macro-related, but it looks like your top 10 largest kind of legacy customer base, their revenue grew in the quarter, which is great to see for the first time in a while.

But the remainder continues to decline year-over-year. Anything to call out macro-wise, SMB or large enterprise, that you can notice the difference?

Michael Cotoia^ Yeah.

What I’ll say on the enterprise accounts, we’ve talked about, over the last several quarters, some of the key acquisitions and investments we made with Enterprise Strategy Group and BrightTALK and Xtelligent to create this end-to-end go-to-market strategy and product offer to help our customers.

So in terms of enterprise accounts, you know, we have more entry points now with our product portfolio position and our capability set to get in there from research, intelligence and advisory to creating strategic content to putting into the programs and then activate against the right accounts. And so we’re actually seeing a great momentum in terms of penetrating different budget stakeholders across the entire go-to-market strategy. And that- that makes a lot of sense in terms of the larger the account, the more pockets and the more end-to-end that we can get involved in.

In terms of the smaller accounts, I think this market is absolutely putting some headwinds against the smaller accounts, but again I go back to our product offerings that we have today versus that we had two years ago, where we have different area points and different entry points to drive value for our customers. And what I mean by that, if a customer in an SMB, you know, or a smaller account isn’t ready to do intent- or have to leverage a Priority Engine subscription, they might have a need for lower end of the funnel Confirmed Projects. They might need some help with their positioning so we leveraged the ESG capabilities with our BrightTALK Studios and our content creation. They might want to do demand over a quarter versus a year as they navigate through this environment.

Again it’s only been 14 months since the collapse of Silicon Valley Bank. A lot of these smaller accounts are looking to right-size their budgets to make sure they’re managing expenses, and ’they’re looking for true value propositions to meet their — whether it’s content, whether it’s their brand positioning, demand or intent.

So we feel we’re in a pretty good position in terms of engaging and providing value for those SMB customers as well.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

Bhavin Shah^ Thanks so much and I appreciate you taking my questions.

Operator^ The next question is from the line of Joshua Reilly with Needham. You may proceed.

Joshua Reilly^ Uh, yeah- thanks for taking my question. So as we’re looking at the June quarter guidance here, I believe, typically, historically, you guys have talked about how some new product releases by your customers can drive, you know, this typical seasonality with the sequential increase in revenues. Just wanted to understand, is that what — the normal seasonality, is that what is driving the improved revenues? Or is there some other maybe factor at play there that we should be aware of?

Michael Cotoia^ I think it’s a couple of things, Josh. I think it’s- I think first of all, it’s the breadth of the product offerings that we have that can really, when you work with customers who might not be ready to do annual or multi-year deals, they still need to help support their sales targets, you know, pipeline, revenue forecast. And as we’ve said before, even in a down market, when that market recovers, there’s going to be a flight back to quality, and that quality is going to be driven by first-party purchase intent data and commission-based audiences.

But our conversations with those customers like started in the middle of last year.

We’re starting to see some normalization of some — things starting to stabilize is really understanding how we can serve their needs based on what our customers are really focused on today.

That’s paying off right now.

So as we near- came into 2024, the portfolio is well-architected, well positioned and being able to like accommodate what our customers need, again whether it’s around content strategy or brand to demand to intent, [so well yes], bottom of the funnel Confirmed Projects and Qualified Sales Opportunities, the quality of our data and the quality of our investments are paying off.

Now, we just launched and announced, and we’re running a multiple beta/early adopter program Around account Insights Feed.

So it’s a new Priority Engine offering that was announced. That really won’t have any revenue impact in Q2, but it’s a different use case from our prospect-level Priority Engine offerings. This new offering is account insights-only to be used for our customers against their programmatic ABM initiatives and propensity scoring.

So again I go back and say first-party data is where the gold is. And, not only at the prospect level, but also at the account level. And we believe with the future of Google announcing that they are — of third-party cookies, we’re going to sunset that now in 2025- will create another revenue stream that’s going to be very impactful for our customers with new buyers in new case studies that we weren’t able to get into the mix before.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

So that’s what we’re focused on.

But in terms of the June revenue, I mean we guided to this — projected this two quarters ago and said we expect Q1 to be down around 10%. Q2 is going to be closing the gap, Q3 will be really relatively up, and in Q4 we see an increase in the revenue year-over-year, so we’re on track with what we laid out and we’re pleased with the performance of the business.

Joshua Reilly^ Got it. That’s very helpful. And then how should we think about the gross margin leverage moving into Q2? As we know your margins are sensitive to the overall levels of revenue, but then you also have a lot of other investments you’re making here. Are there any other considerations that we should be thinking about as we kind of model our Q2 gross margin and going forward? Thanks, guys.

Michael Cotoia^ Yes. Thanks, Josh.

So again, we plan- we plan to make the right investments to help the business feel and to drive margin expansion.

So some areas that we’ve done this year is we’ve currently implemented a workflow management solution so it provides end-to-end visibility from- we’ll call it from, you know, our contracts to execution to close to billing. And we feel that this is the right investment so we can streamline the visibility and the information across all of our product fulfillment sets, our sales, our sales operation teams, and our customer success teams.

So we’re in the middle of implementing a workflow solution on that.

We’ll expand the scope a little bit, but at the end, what that will do for us is provide better visibility and be able to create a more efficient cost of sales as we head into Q4 of 2024.

So we’re in the middle of doing that right now.

It’s something that we knew we needed to get done.

We made the right investments on that, so you see a little bit of cost on that.

But at the end, that will make a cost of sales and a scale more efficient and continue to help expand margins.

Joshua Reilly^ Got it. Thanks, guys!

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

Operator^ The next question is from the line of Bruce Goldfarb with Lake Street Capital Markets.

Bruce Goldfarb^ Thank you for taking my call and Greg, Michael, Dan, congrats on the results. Just a question on long-term revenue, where do you expect long-term revenue as a percent of total revenue to be at the end of 2024?

Michael Cotoia^ Bruce, yes, we expect that to be in the low to mid-30s. You know, when we talk about ‘24 you know, with the pullback and the continued macro environment, that’s why like when we look at this combination that we’re doing, we just feel like this is the absolute right time to be doing this. And when you take a look at what we evaluate when we acquire or do evaluate different assets, we look at a few things.

We look at audience and we look at permission-based audiences.

We look at first-party insights and as we predicted, you know, the last couple of years and going into 2025, first-party purchase intent are going to be a premium.

We look at content and content capabilities. In order to drive more revenue on the long-term contracts, we look for penetration into new tech-enabled vertical markets.

So we take a look at the assets and the quality of the assets that we are merging with with Informa Tech’s digital business around Industry Dive and around data— in the70 special digital media brands in [that line] be a business, which is around the intelligence research and advisory combined with our Enterprise Strategy Group business.

If you take a look at the Omdia business, about 65% of their revenue is under long-term contracts.

So, really important now the timing is right now to get all of these assets, quality assets together combined, integrated and be ready for the recovery.

So yes, we might be in the low to mid-30s this year, but our 3- to 5-year plans revenue over 50% on the long-term revenue contracts.

Bruce Goldfarb^ Thank you. And then in terms of the merger with Informa Tech, are you getting any inbound inquiries from Informa Tech customers regarding working with TechTarget?

Michael Cotoia^ No. We haven’t got any inbound Informa Tech customers inbound to us on this.

I mean we’re working right now, as we mentioned in the shareholder letter, and I think right introduction, we’re really happy with the progress that we’ve made.

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

We have really strong conviction on the timing of this.

We’re focused on our business as usual but also making sure that we’re ready for the combination, so which we are still scheduled to have complete in the second half of 2024, but we haven’t heard directly from Informa Tech customers reaching out to us.

Bruce Goldfarb^ Thank you. And then I saw like you weren’t active on buyback during the quarter. Are you likely quiet until after the Informa Tech transaction closes?

Michael Cotoia^ Yes.

I think it’s really quiet. Yes. We’re going to be pretty quiet on that.

I think that is (inaudible) November 2024 anyway.

Bruce Goldfarb^ Great, so it’s coming up anyway. Thanks for taking my questions. Congrats on the results.

Michael Cotoia^ Thank you.

Operator^ There are no additional questions waiting at this time.

I would like to pass the conference back over to the management team for closing remarks.

Michael Cotoia^ No other questions? No closing remarks.

We appreciate everybody joining and talk to you next quarter.

Charles Rennick^ Thank you, everyone.

Operator^ That concludes the TechTarget reports first quarter 2024 conference call and webcast. Thank you for your participation.

And enjoy the rest of your day.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This shareholder letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included or referenced in this shareholder letter that address activities, events or developments which we expect will or may occur in the future are forward-looking statements, including statements regarding the intent, belief or current expectations of the Company and members of our management team. The words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” and similar expressions are also intended to identify forward looking statements. Such statements may include those regarding guidance on our future financial results and other projections or measures of our future performance; our expectations concerning market opportunities and our ability to capitalize on them; the amount and timing of the benefits expected from new products or services and other potential sources of additional revenues; the expected timing and structure of our proposed transaction with Informa PLC (“Informa”); our ability to complete the proposed transaction with Informa considering the various closing conditions; the expected benefits of the proposed transaction with Informa, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; and the competitive ability and position of the combined business following the completion of the proposed transaction. Such forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks,

TechTarget

First Quarter 2024 Financial Results Conference Call and Webcast

uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, but are not limited to, those relating to: market acceptance of our products and services, including continued increased sales of our IT Deal Alert™ offerings and continued increased international growth; that one or more closing conditions to the proposed transaction with Informa, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by our shareholders may not be obtained; the risk that the proposed transaction with Informa may not be completed in the time frame expected or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of combined business following completion of the proposed transaction with Informa; failure to realize the anticipated benefits of the proposed transaction with Informa, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa assets being contributed in the proposed transaction (the “Informa Tech business”) with our business; difficulties and delays in achieving revenue and cost synergies; the occurrence of any event that could give rise to termination of the proposed transaction with Informa; potential litigation in connection with the proposed transaction with Informa or other settlements or investigations that may affect the timing or occurrence of the proposed transaction with Informa or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction with Informa; certain restrictions during the pendency of the proposed transaction that may impact our ability to pursue certain business opportunities or strategic transactions; our ability and the ability of the combined business to meet expectations regarding the accounting and tax treatments of the proposed transaction with Informa; the risk that any announcements relating to the proposed transaction with Informa could have adverse effects on the market price of our common stock; the risk that the proposed transaction with Informa and its announcement could have an adverse effect on our ability to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on our operating results and business generally; market acceptance of our and the Informa Tech business’s products and services; changes in economic, tax, legal or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rates fluctuations on our results and the results of the Informa Tech business; and other matters included in our SEC filings, including in our Annual Report on Form 10-K for the year ended December 31, 2023 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained herein. Any forward-looking statements speak only as of the date of this this shareholder letter. We undertake no obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this shareholder letter nor the continued availability of this communication in archive form on our website should be deemed to constitute an update or re-affirmation of these statements as of any future date.